FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, March 16, 2006
DELAY OF ANNUAL REPORT AND ANNUAL MEETING
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) has been advised by its Odyssey Re Holdings Corp. subsidiary that it intends to file a notice with the Securities and Exchange Commission that it will delay the filing of its Annual Report on Form 10-K. In connection with Odyssey Re’s previously announced restatement of its financial results for the years 2001 through 2004, and the nine months ended September 30, 2005, Odyssey Re requires additional time to complete the year-end process. Odyssey Re expects to file its 2005 Annual Report on Form 10-K in the next 30 days. The filing and mailing to shareholders of Fairfax’s Annual Report will be delayed until the filing of Odyssey Re’s Annual Report on Form 10-K. As a result of this delay, the date of Fairfax’s annual general meeting of the shareholders will be moved to a date to be announced at the time of filing of Fairfax’s Annual Report.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management .

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946